SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH March 11, 2009

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM PARTICIPAÇÕES S.A.
CORPORATE TAXPAYER REGISTRATION 02.570.688/0001-70
BOARD OF TRADE 53.3.0000581-8
PUBLICLY HELD COMPANY

CALL NOTICE

ANNUAL AND EXTRAORDINARY SHAREHOLDERS’ MEETING

Brasil Telecom Participações S.A. (“Company”), pursuant to the legal and statutory provisions, hereby invites shareholders to attend the Annual and Extraordinary Shareholders’ Meeting to be held on April 8th 2009, at 2:00 p.m., at the Company’s headquarters located at SIA SUL, ASP, LOTE D, BLOCO B, in the city of Brasília, Federal District, to deliberate on the following agenda:

ANNUAL SHAREHOLDERS’ MEETING

1. To acknowledge the Management Accounts, examine, discuss and vote on the Financial Statements and the Management Report for the year ended December 31, 2008;
2. To decide on the allocation of net income, payment of dividends and the imputation of interest on equity to dividends;
3. To decide on the Company’s 2009 capital budget; and
4. To elect the members of the Fiscal Council and their alternates, and determine their individual remuneration.

EXTRAORDINARY SHAREHOLDERS’ MEETING

1. To determine the total remuneration of the Company’s managers;

GENERAL INFORMATION

All documents related to the items on the agenda are available to the Company’s shareholders at the Company’s headquarters.

Proxies should be filed with the Company’s Legal Affairs Department at the Company’s headquarters located at SIA SUL, ASP, LOTE D, BLOCO B, in the city of Brasília, Federal District, at least 2 (two) business days prior to the Meeting.

Shareholders whose shares are registered with a custodian who wish to attend the Annual and Extraordinary Shareholders’ Meeting should present a statement of share ownership issued by the custodian at least 2 (two) business days prior to the Meeting.

Brasília, March 6, 2009.

José Mauro Mettrau Carneiro da Cunha
Chairman of the Board of Directors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 11, 2009

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Alex Waldemar Zornig
Name: Alex Waldemar Zornig Title: Chief Financial and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.